UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.)*

TREMONT FAIR, INC.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
894749100
(CUSIP Number)
May 26, 2011
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

□ Rule 13d-1(b)

☒ Rule 13d-1(c)

□ Rule 13d-1(d)

*The remainder of this cover page shall be filled out for the reporting person’s initial filling on this form with respect to the class of securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

894749100

CUSIP No.

1	NAMES OF REPORTING PERSONS 6961916 CANADA INC.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 25,000,000 shares of common stock; and 30,000,000 shares of convertible preferred stock
	6	SHARED VOTING POWER N/A
	7	SOLE DISPOSITIVE POWER 25,000,000 shares of common stock; and 30,000,000 shares of convertible preferred stock
	8	SHARED DISPOSITIVE POWER N/A
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares of common stock; and 30,000,000 shares of convertible preferred stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.97%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

894749100

CUSIP No.

1	NAMES OF REPORTING PERSONS Lorne Kalisky
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) □ (b) □
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER N/A
	6	SHARED VOTING POWER 25,000,000 shares of common stock; and 30,000,000 shares of convertible preferred stock
	7	SOLE DISPOSITIVE POWER N/A
	8	SHARED DISPOSITIVE POWER 25,000,000 shares of common stock; and 30,000,000 shares of convertible preferred stock
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 25,000,000 shares of common stock; and 30,000,000 shares of convertible preferred stock
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) Excludes certain shares [ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 37.97%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

ITEM 1.

(a)                NAME OF ISSUER:

Tremont Fair, Inc.

(b)               ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES:

10497 Town & Country Way, Suite 214

Houston, Texas 77024

ITEM 2.

(a)                NAME OF PERSON FILING:

This statement is being filed jointly by 6961916 CANADA INC. and Lorne Kalisky

(b)               ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

6600 Decarie Blvd, Suite 220

Montreal, Quebec, H3X 2K4

(c)                CITIZENSHIP:

Mr. Kalisky is a citizen of Canada. 6961916 CANADA INC. is a Canadian corporation.

(d)               TITLE OF CLASS OF SECURITIES:

Common and convertible preferred

(e)                CUSIP NUMBER:

894749100

ITEM 3.          STATEMENT FILED PURSUANT TO RULES 13d-1(b) OR 13d-2(b)

(a)                □ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b)               □ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)                □ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)               □ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)                □ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)                □ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F)

(g)                □ A parent holding company or control person in accordance with §240.13d-1(b)(ii)(G);

(h)               □ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)                 □ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)                 □ Group, in accordance with §240.13d-1(b)(1)(ii)(J).

ITEM 4.          OWNERSHIP

(a)                Amount Beneficially Owned: 25,000,000 shares of common stock and 30,000,000 shares (on an as-converted basis) of convertible preferred stock

(b)               Percent of Class: 37.97%

(c)                Number of shares as to which such person has:

(i) sole power to vote or direct the vote:
25,000,000 shares of common stock and 30,000,000 shares of convertible preferred stock (on an as-converted basis)

(ii) shared power to vote or direct the vote:
25,000,000 shares of common stock and 30,000,000 shares of convertible preferred stock (on an as-converted basis)

(iii) sole power to dispose or to direct the disposition of:
25,000,000 shares of common stock and 30,000,000 shares of convertible preferred stock (on an as-converted basis)

(iv) shared power to dispose or to direct the disposition of:
25,000,000 shares of common stock and 30,000,000 shares of convertible preferred stock (on an as-converted basis)

ITEM 5.          OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following [ ]

ITEM 6.          OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

N/A

ITEM 7.          IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON:

N/A

ITEM 8.          IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

N/A

ITEM 9.          NOTICE OF DISSOLUTION OF GROUP:

N/A

ITEM 10.      CERTIFICATIONS:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

6961916 CANADA INC.

Date: June 3, 2011                                          By: _______/s/ Lorne Kalisky____________________

                                                                                  Name: Lorne Kalisky, President

Date: June 3, 2011                                       By: ________/s/ Lorne Kalisky____________________

                                                                                  Name: Lorne Kalisky, individually